UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

FOR BATCHES ONLY

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
(1 – 31 December 2023)

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 December 2023)	Announcement Transaction in Own Shares (04 December 2023)
Announcement Transaction in Own Shares (04 December 2023)	Announcement Transaction in Own Shares (05 December 2023)
Announcement Director/PDMR Shareholding (06 December 2023)	Announcement Transaction in Own Shares (06 December 2023)
Announcement Transaction in Own Shares (07 December 2023)	Announcement Transaction in Own Shares (11 December 2023)
Announcement Director/PDMR Shareholding (11 December 2023)	Announcement Director/PDMR Shareholding (11 December 2023)
Announcement Transaction in Own Shares (11 December 2023)	Announcement Transaction in Own Shares (13 December 2023)
Announcement Transaction in Own Shares (14 December 2023)	Announcement Transaction in Own Shares (15 December 2023)
Announcement Transaction in Own Shares (18 December 2023)	Announcement Transaction in Own Shares (19 December 2023)
Announcement Transaction in Own Shares (20 December 2023)	Announcement Transaction in Own Shares (20 December 2023)
Announcement Transaction in Own Shares (22 December 2023)	Announcement Transaction in Own Shares (27 December 2023)
Announcement Transaction in Own Shares (27 December 2023)	Announcement Transaction in Own Shares (29 December 2023)

Diageo PLC – Total Voting Rights
Dated 01 December 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 30 November 2023 consisted of 2,449,576,270 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 210,067,347  Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,239,508,923 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 December 2023

Diageo PLC – Transaction in Own Shares
Dated 04 December 2023

Diageo plc
Transaction in Own Shares
01 December 2023
Diageo plc ('Diageo') announces that on 01 December 2023 it has purchased 154,307 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 December 2023	154,307	2,816.50	2,760.50	2,790.14	XLON
01 December 2023	-	-	-	-	CHIX
01 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4708V_1-2023-12-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 December 2023

Diageo plc
Transaction in Own Shares
04 December 2023
Diageo plc ('Diageo') announces that on 04 December 2023 it has purchased 144,027 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 December 2023	144,027	2,824.00	2,797.72	2,808.72	XLON
04 December 2023	-	-	-	-	CHIX
04 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6301V_1-2023-12-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 05 December 2023

Diageo plc
Transaction in Own Shares
05 December 2023
Diageo plc ('Diageo') announces that on 05 December 2023 it has purchased 152,217 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
05 December 2023	152,217	2,816.00	2,779.50	2,800..75	XLON
05 December 2023	-	-	-	-	CHIX
05 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7796V_1-2023-12-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 06 December 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 5 December 2023, Cristina Diezhandino exercised options over Ordinary shares of 28 101/108 pence each in the Company under the Diageo 2010 Sharesave Plan at an option price of £21.09 per share.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

6 December 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Exercise of options under the Diageo 2010 Sharesave Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£21.09	597
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2023-12-05
f)	Place of transaction	Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 06 December 2023

Diageo plc

Transaction in Own Shares
06 December 2023
Diageo plc ('Diageo') announces that on 06 December 2023 it has purchased 162,844 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 December 2023	162,844	2,800.00	2,754.00	2,777.82	XLON
06 December 2023	-	-	-	-	CHIX
06 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9385V_1-2023-12-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 07 December 2023

Diageo plc

Transaction in Own Shares
07 December 2023
Diageo plc ('Diageo') announces that on 07 December 2023 it has purchased 166,902 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 December 2023	166,902	2,784.50	2,750.50	2,767.53	XLON
07 December 2023	-	-	-	-	CHIX
07 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0971W_1-2023-12-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 11 December 2023

Diageo plc

Transaction in Own Shares
08 December 2023
Diageo plc ('Diageo') announces that on 08 December 2023 it has purchased 141,178 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 December 2023	141,178	2,834.00	2,781.00	2,815.72	XLON
08 December 2023	-	-	-	-	CHIX
08 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2430W_1-2023-12-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 11 December 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 December 2023, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.   purchase of partnership shares using deductions from salary; and
2.   award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the UK Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

11 December 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.17	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-12-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lavanya Chandrashekar
2.	Reason for the notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.17	6
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-12-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.17	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-12-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.17	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-12-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Dayalan Nayager
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.17	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-12-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.17	5
		2.	Nil	3
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-12-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£28.17	5
		2.	Nil	2
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-12-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Director/PDMR Shareholding
Dated 11 December 2023

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 December 2023, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the UK Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 December 2023

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£28.13	294
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of transaction	2023-12-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 11 December 2023

Diageo plc

Transaction in Own Shares
11 December 2023
Diageo plc ('Diageo') announces that on 11 December 2023 it has purchased 148,567 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 December 2023	148,567	2,820.00	2,787.00	2,807.90	XLON
11 December 2023	-	-	-	-	CHIX
11 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3989W_1-2023-12-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 December 2023

Diageo plc

Transaction in Own Shares
12 December 2023
Diageo plc ('Diageo') announces that on 12 December 2023 it has purchased 137,879 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 December 2023	137,879	2,839.00	2,810.50	2,824.05	XLON
12 December 2023	-	-	-	-	CHIX
12 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5517W_1-2023-12-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 December 2023

Diageo plc

Transaction in Own Shares
13 December 2023
Diageo plc ('Diageo') announces that on 13 December 2023 it has purchased 142,553 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 December 2023	142,553	2,835.00	2,799.50	2,820.80	XLON
13 December 2023	-	-	-	-	CHIX
13 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7056W_1-2023-12-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 15 December 2023

Diageo plc

Transaction in Own Shares
14 December 2023
Diageo plc ('Diageo') announces that on 14 December 2023 it has purchased 121,804 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 December 2023	121,804	2,922.50	2,854.00	2,877.12	XLON
14 December 2023	-	-	-	-	CHIX
14 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9019W_1-2023-12-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 18 December 2023

Diageo plc

Transaction in Own Shares
15 December 2023
Diageo plc ('Diageo') announces that on 14 December 2023 it has purchased 122,433 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
15 December 2023	122,433	2,867.00	2,819.50	2,841.92	XLON
15 December 2023	-	-	-	-	CHIX
15 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0571X_1-2023-12-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 19 December 2023

Diageo plc

Transaction in Own Shares
18 December 2023
Diageo plc ('Diageo') announces that on 18 December 2023 it has purchased 125,238 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
18 December 2023	125,238	2,849.00	2,826.00	2,839.93	XLON
18 December 2023	-	-	-	-	CHIX
18 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2153X_1-2023-12-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 December 2023

Diageo plc

Transaction in Own Shares
19 December 2023
Diageo plc ('Diageo') announces that on 19 December 2023 it has purchased 122,373 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 December 2023	122,373	2,872.50	2,830.50	2,841.58	XLON
19 December 2023	-	-	-	-	CHIX
19 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3746X_1-2023-12-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 20 December 2023

Diageo plc

Transaction in Own Shares
20 December 2023
Diageo plc ('Diageo') announces that on 20 December 2023 it has purchased 117,141 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 December 2023	117,141	2,889.00	2,846.00	2,863.35	XLON
20 December 2023	-	-	-	-	CHIX
20 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5299X_1-2023-12-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 December 2023

Diageo plc

Transaction in Own Shares
21 December 2023
Diageo plc ('Diageo') announces that on 21 December 2023 it has purchased 123,928 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 December 2023	123,928	2,857.50	2,836.00	2,847.99	XLON
21 December 2023	-	-	-	-	CHIX
21 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6901X_1-2023-12-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 December 2023

Diageo plc

Transaction in Own Shares
22 December 2023
Diageo plc ('Diageo') announces that on 22 December 2023 it has purchased 100,000 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 December 2023	100,000	2,850.50	2,834.00	2,843.10	XLON
22 December 2023	-	-	-	-	CHIX
22 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 December 2023

Diageo plc

Transaction in Own Shares
27 December 2023
Diageo plc ('Diageo') announces that on 27 December 2023 it has purchased 117,426 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 December 2023	117,426	2,868.50	2,845.50	2,852.68	XLON
27 December 2023	-	-	-	-	CHIX
27 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9782X_1-2023-12-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 December 2023

Diageo plc

Transaction in Own Shares
28 December 2023
Diageo plc ('Diageo') announces that on 28 December 2023 it has purchased 116,027 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognized investment exchanges from Merrill Lynch International as follows. Such purchase was effected pursuant to instructions issued by Diageo on 11 October 2023, as announced on 12 October 2023:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 December 2023	116,027	2,856.00	2,840.50	2,847.81	XLON
28 December 2023	-	-	-	-	CHIX
28 December 2023	-	-	-	-	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1185Y_1-2023-12-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 2 January 2024

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary